UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-12970

Goldcorp Inc.
(Translation of registrant's name into English)

Suite 3400 - 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐         Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐        No     ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99.1 (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013) to this Current Report on Form 6-K/A shall be incorporated by reference into Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116 and 333-188805 on Form S-8 of the Company, as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Explanatory Note

This Amendment to the Current Report on Form 6-K originally furnished by Goldcorp Inc. (the “Company”) on February 13, 2014 (the “Original Filing”) is being furnished solely to amend Exhibit 99.1 of the Original Filing to correct the measured and indicated resource for the Éléonore project which inadvertently reported an amount including the proven and probable reserves as set out on page 67 thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: February 14, 2014	/s/ Anna M. Tudela

Name: Anna M. Tudela
Title: Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013

99.4	Letter, dated February 14, 2014, from Goldcorp Inc. to British Columbia Securities Commission et al.